Exhibit 99.1

Polestar secures USD 450 million term facility and renews EUR 480 million Green Trade Finance Facility

GOTHENBURG, SWEDEN – 28 February 2025 – Polestar (Nasdaq: PSNY) advises that it has secured a 12-month term facility of up to USD 450 million and has renewed the EUR 480 million Green Trade Finance Facility (TFF).

In February 2025, the Company secured up to USD 450 million in a 12-month term facility after having secured in December 2024 over USD 800 million in 12-month term facilities.

Polestar originally entered into a 12-month TFF with a syndicate of leading global banks in February 2022 to support its working capital requirements and in February 2025 the facility has been renewed for EUR 480 million.

Calendar

Polestar expects to publish global retail sales volumes for Q1 2025 on 10 April 2025.

Polestar intends to publish fourth quarter and full-year 2024 results prior to or concurrently with filing its Annual Report on Form 20-F for 2024 in April 2025.

Contacts

Anna Gavrilova

Head of Investor Relations

anna.gavrilova@polestar.com

Theo Kjellberg

Head of Corporate Communications

theo.kjellberg@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 27 markets globally across North America, Europe and Asia Pacific.

Polestar has three models in its line-up: Polestar 2, Polestar 3, and Polestar 4. Planned models include the Polestar 5 four-door GT (to be introduced in 2025), the Polestar 6 roadster and the Polestar 7 compact SUV. With its vehicles currently manufactured on two continents, North America and Asia, Polestar plans to diversify its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Forward-Looking Statements

This press release contains statements that are not historical facts, but rather forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Polestar or its management believes or anticipates may occur in the future. All forward-looking statements are based upon, as applicable, our current expectations, various assumptions and data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those set out in the forward-looking statements, including those risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission by Polestar. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any such statements in light of new information or future events, except as required by law.

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